UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-35936

B2Gold Corp.

(Translation of registrant’s name into English)

Park Place

Suite 3400 - 666 Burrard Street

Vancouver, British Columbia V6C 2X8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[   ] Form 20-F       [X] Form 40-F

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: February 28, 2023	By:	/s/ Randall Chatwin
	Name:	Randall Chatwin
	Title:	Senior Vice President, Legal & Corporate Communications

EXHIBIT INDEX

Exhibit	Description
No.
99.1	Material Change Report dated February 21, 2023
99.2	Arrangement Agreement dated February 12, 2023 among B2Gold Corp., 1400437 B.C. Ltd. and Sabina Gold & Silver Corp.
99.3	Form Voting Support and Lock-Up Agreement